

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2024

Eric Weisblum
Chief Executive Officer
Silo Pharma, Inc.
677 N. Washington Boulevard
Sarasota, FL 34236

> **Re: Silo Pharma, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 17, 2024**
> **File No. 333-280855**

Dear Eric Weisblum:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Patrick Fullem at 202-551-8337 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing

cc: Richard Friedman, Esq.